			Exhibit 12(c)

Entergy Louisiana Holdings, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$116,076	$100,667	$76,756	$74,141	$85,418
Interest applicable to rentals	7,951	6,496	6,359	5,595	4,585

Total fixed charges, as defined	124,027	$107,163	$83,115	$79,736	$90,003

Preferred dividends, as defined (a)	12,374	10,647	$11,189	$10,899	$11,789

Combined fixed charges and preferred dividends, as defined	$136,401	$117,810	$94,304	$90,635	$101,792

Earnings as defined:

Net Income	$132,550	$144,709	$146,154	$127,495	$128,082
Add:
Provision for income taxes:
Total Taxes	86,287	84,765	97,408	79,475	96,819
Fixed charges as above	124,027	107,163	83,115	79,736	90,003

Total earnings, as defined	$342,864	$336,637	$326,677	$286,706	$314,904

Ratio of earnings to fixed charges, as defined	2.76	3.14	3.93	3.60	3.50

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.51	2.86	3.46	3.16	3.09

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.